UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”) dated November 5, 2008, announcing the Company’s financial results for the third quarter of 2008 and the nine months ended September 30, 2008.

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $11.3 million and earnings per share of $0.66 for the third quarter of 2008.
•	Knightsbridge reports net income of $40.3 million and earnings per share of $2.36 for the nine months ended September 30, 2008.
•	Knightsbridge announces a cash dividend of $0.50 per share for the third quarter of 2008.

THIRD QUARTER AND NINE MONTHS RESULTS

Knightsbridge Tankers Limited (the “Company”) reports net income of $11.3 million and earnings per share of $0.66 for the third quarter of 2008. The average daily time charter equivalents (“TCEs”) earned by the Company’s four VLCCs was $52,800 compared with $58,700 in the preceding quarter. The third quarter earnings reflect a decrease in the profit share on the vessels Hampstead and Kensington.

The net decrease in cash and cash equivalents in the quarter was $12.8 million. The Company generated cash from operating activities of $18.7 million, used $2.2 million to repay debt facilities, invested $16.5 million in its newbuilding project and distributed $12.8 million in dividend payments. In November 2008, the Company has an average cash breakeven rate for its vessels of approximately $19,300 per vessel per day compared to approximately $19,500 in November 2007.

For the nine months ended September 30, 2008 the Company reports net income of $40.3 million and earnings per share of $2.36. The average daily TCEs for the nine months ended September 30, 2008 was $55,600. Net interest expense, net of capitalized interest, for the period was $0.5 million (2007 comparable nine months: $4.1 million) mainly due to the lower net debt level.

On November 5, 2008, the Board declared a dividend of $0.50 per share. The record date for the dividend is November 17, 2008, ex dividend date is November 13, 2008 and the dividend will be paid on or about December 1, 2008.

THE MARKET

The average market rate for VLCCs from MEG to Japan in the third quarter was about WS 148 ($96,500 per day) compared to about WS 173 ($130,000 per day) in the second quarter of 2008. The fourth quarter started with average TCE rates for modern VLCCs, according to Clarkson, of $88,800 per day while the present indications are $62,500 per day.

Bunkers at Fujairah averaged approximately $666/mt in the third quarter with a low of approximately $520/mt and a high of approximately $756/mt.

The International Energy Agency (IEA) reported in October 2008 an average OPEC oil production, including Iraq, of 32.5 million barrels per day during the third quarter of the year, a 0.3 million barrels per day increase from the second quarter. The next OPEC meeting is scheduled to take place on November 18, 2008.

IEA further estimates that world oil demand averaged 85.9 million barrels per day in the third quarter, a 0.1 percent increase from the second quarter of 2008. IEA predicts that the average demand for 2008 in total will be 86.5 million barrels per day, or a 0.5 percent growth from 2007.

According to Fearnleys, the VLCC fleet totalled 490 vessels at the end of the third quarter with five deliveries during the quarter. There are 16 additional deliveries expected in 2008. The total order book amounted to 241 vessels at the end of the third quarter, up from 215 vessels after the second quarter of 2008. The current orderbook represents about 49 percent of the VLCC fleet. One VLCC was deleted from the trading fleet whilst 31 VLCCs were ordered during the quarter. The single hull fleet amounted to 113 vessels at the end of the third quarter.

CORPORATE AND OUTLOOK

The Company believes it is well positioned with a strong balance sheet and a steady cash flow secured by long term time charter agreements to face the challenges and opportunities that may arise as a consequence of the current financial crisis. Our VLCCs are fixed on timecharters expiring between 2009 and 2012 and thus our exposure to short term tanker market fluctuations is limited.  Two of these time charters also include a profit sharing arrangement. The Company nevertheless finds it prudent to reduce the dividend payment this quarter in order to strengthen its balance sheet.

As previously announced, the Company has two Capesize bulk carriers under construction at Daehan Shipbuilding Co. Ltd (“Daehan”). The total contract price is $162 million of which the Company has paid $48.6 million to date, $32.4 million of these instalments have been financed through a bank facility, while the balance of $16.2 million has been financed by equity. We have also entered into related long-term time charters for employment of these vessels upon their scheduled delivery in 2009. There is uncertainty related to the ability of Daehan to deliver these vessels in accordance with the contracted delivery dates.

November 5, 2008
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:	Ola Lorentzon, Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp, Chief Financial Officer, Knightsbridge Tankers Limited
+ 47 23 11 40 76

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" ”pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

KNIGHTSBRIDGE TANKERS LIMITED THIRD QUARTER REPORT (UNAUDITED)

2007 Jul-Sept	2008 Jul-Sept	INCOME STATEMENT (in thousands of $)	2008 Jan-Sept	2007 Jan-Sept	2007 Jan-Dec (audited)

20,166	19,813	Operating revenues	66,805	63,959	88,160
-	-	Gain on sale of asset	-	-	49,119
		Operating expense
2,770	654	Voyage expenses	3,773	10,183	12,872
3,712	3,908	Ship operating expenses	10,692	11,146	15,544
377	406	Administrative expenses	1,146	1,130	1,481
4,316	3,428	Depreciation	10,284	12,806	17,016
11,175	8,396	Total operating expenses	25,895	35,265	46,913
8,991	11,417	Net operating income	40,910	28,694	90,366
		Other income (expenses)
260	591	Interest income	1,921	764	1,026
(1,602)	(663)	Interest expense	(2,408)	(4,883)	(6,373)
(45)	(47)	Other financial items	(133)	(92)	(183)
(1,387)	(119)	Total other expenses	(620)	(4,211)	(5,530)
7,604	11,298	Net income	40,290	24,483	84,836

$0.44	$0.66	Earnings per share ($)	$2.36	$1.43	$4.96
$39,200	$52,800	Income on timecharter basis ($ per day per vessel)*	$55,600	$39,900	$41,700

* Basis = Calender days less off-hire. Figures after deduction of broker commission.

BALANCE SHEET (in thousands of $)	2008 Sept 30	2007 Sept 30	2007 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	74,660	4,856	82,143
Restricted cash	10,000	10,000	10,000
Other current assets	8,783	8,793	15,210
Long term
Vessels, net	190,788	255,144	201,072
Newbuildings	50,725	32,953	33,459
Deferred charges	177	349	282
Total assets	335,133	312,095	342,166
LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Current portion of long-term debt	8,960	11,200	8,960
Other current liabilities	6,762	8,223	8,890
Long term
Long term debt	96,320	123,200	103,040
Stockholders’ equity	223,091	169,472	221,276
Total liabilities and stockholders’ equity	335,133	312,095	342,166

2007 Jul-Sept	2008 Jul-Sept	STATEMENT OF CASHFLOWS (in thousands of $)	2008 Jan-Sept	2007 Jan-Sept	2007 Jan-Dec (audited)
		OPERATING ACTIVITIES
7,604	11,298	Net income	40,290	24,483	84,836
		Adjustments to reconcile net income to net cash provided by operating activities
4,350	3,462	Depreciation and amortisation	10,390	12,874	17,164
-	-	Gain on sale of asset	-	-	(49,119)
(1,840)	3,968	Change in operating assets and liabilities	4,299	1,054	(4,695)
10,114	18,728	Net cash provided by operating activities	54,979	38,411	48,186

		INVESTING ACTIVITIES
(530)	(16,501)	Additions to newbuildings	(17,267)	(32,953)	(33,459)
-	-	Proceeds from disposal of asset	-	-	98,980
(530)	(16,501)	Net cash (used in) provided by investing activities	(17,267)	(32,953)	65,521

		FINANCING ACTIVITIES
-	-	Proceeds from long-term debt	-	33,600	33,600
(2,800)	(2,240)	Repayments of long-term debt and credit facilities	(6,720)	(8,411)	(30,811)
(10,260)	(12,825)	Dividends paid	(38,475)	(34,200)	(42,750)
(26)	-	Debt finance costs	-	(129)	(141)
(13,086)	(15,065)	Net cash used in financing activities	(45,195)	(9,140)	(40,102)

(3,502)	(12,838)	Net (decrease) increase in cash and cash equivalents	(7,483)	(3,682)	73,605
8,358	87,498	Cash and cash equivalents at start of period	82,143	8,538	8,538
4,856	74,660	Cash and cash equivalents at end of period	74,660	4,856	82,143

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
(registrant)

Dated: November 14, 2008	By: /s/ Georgina Sousa
Name: Georgina Sousa Title: Secretary

SK 01655 0002 937649